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                          March 6, 2023

       Mariano Vega
       Chief Financial Officer
       RAGHSA S.A.
       Cecilia Grierson 255, Floor 9
       C1107BHA, City of Buenos Aires
       Argentina

                                                        Re: RAGHSA S.A.
                                                            Application for
Qualification of Indenture on Form T-3
                                                            Filed February 28,
2023
                                                            File No. 022-29106

       Dear Mariano Vega:

               This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

              Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Pearlyne
Paulemon at 202-551-8714 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Christopher C. Paci